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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2002.
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                        BROOKFIELD PROPERTIES CORPORATION
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                 (Translation of Registrant's Name Into English)

         Suite 4400, BCE Place, 181 Bay Street, Toronto, Canada M5J 2T3
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                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [ ]     Form 40-F [X]

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [ ]     No [X]

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BROOKFIELD PROPERTIES CORPORATION


Date: September 11, 2002            By /s/ Steven J. Douglas
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                                       Name:  Steven J. Douglas
                                       Title: Executive Vice President and
                                              Chief Financial Officer